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                            April 25, 2023

       David Flitman
       Chief Executive Officer
       US Foods Holding Corp.
       9399 W. Higgins Road, Suite 100
       Rosemont, IL 60018

                                                        Re: US Foods Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
March 30, 2023
                                                            File No. 001-37786

       Dear David Flitman:

               We have reviewed your March 30, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 22, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations, page F-27

   1.                                                   We note your response
to comment 1. Please address the following:
                                                            Quantify the amount
recorded for each of the categories provided.
                                                            It appears that
costs related to distribution center pre-opening, the multi-year initiative to
modernize your integrated technology platform and supply chain strategy would be critical to
your operations, revenue generating activities and business
                                                           strategy and thus
represent normal, recurring, cash operating expenses necessary to operate your
business. Please further explain why you believe they are appropriate or remove them from
your non-GAAP measure. Refer to the guidance in Question
                                                           100.01 of the
Compliance and Disclosure Interpretations on Non-GAAP Financial
 David Flitman
US Foods Holding Corp.
April 25, 2023
Page 2
              Measures which notes that the staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Flitman                              Sincerely,
Comapany NameUS Foods Holding Corp.
                                                             Division of
Corporation Finance
April 25, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName